Ex.77E

LEGAL PROCEEDINGS

1.	Tribune Company

Harbor Mid Cap Value Fund has been named as a defendant and as a putative member of a proposed defendant class in Kirschner v. FitzSimons ("In re
Tribune Co."), No. 12-2652 (S.D.N.Y.) (the
"FitzSimons action"); Deutsche Bank v. Ohlson
Enterprises, No. 12-0064 (S.D.N.Y.) (the "Deutsche
Bank action"); and Niese v. ABN AMRO Clearing Chicago
LLC, No. 12-0555 (S.D.N.Y.) (the "Niese action"), as a result of its ownership of shares in the Tribune Company ("Tribune") in 2007 when Tribune effected a leveraged buyout transaction ("LBO") by which Tribune converted to a privately-held company. The plaintiffs in these lawsuits have alleged that, in connection with the LBO, insiders and major shareholders were paid for their Tribune stock using financing that the insiders knew would, and ultimately did, leave Tribune insolvent. The plaintiffs have asserted claims for fraudulent conveyance against Harbor Mid Cap Value Fund and other former Tribune shareholders.

All three lawsuits have been consolidated with the majority of the other Tribune-related lawsuits in the multidistrict litigation proceeding
In re Tribune Co. Fraudulent Conveyance Litig., No.
11-2296 (S.D.N.Y.) (the "MDL Proceeding"). On September
7, 2012, the Court issued a Master Case Order in the
MDL Proceeding. This order designated several law firms to serve as members of executive committees of defense counsel in the lawsuits. On November 6, 2012, the defendantsmoved to dismiss the lawsuits alleging state law constructive fraudulent conveyance claims, including the Deutsche Bank action and the Niese action.
Oral arguments on this motion were held on May 23, 2013. The Court has not yet issued adecision on the motion.

On May 17, 2013, the plaintiff in the FitzSimons action requested leave of the Court to file a Fifth Amended
Complaint. The Court has not yet ruled on this matter.
None of these lawsuits allege any wrongdoing on the part of Harbor Mid Cap Value Fund. Harbor Mid Cap Value Fund held shares of Tribune and tendered these shares as part of Tribune's LBO. The value of the proceeds received by Harbor Mid Cap Value Fund was approximately $299,000.
Harbor Mid Cap Value Fund's cost basis in the shares of Tribune was approximately $262,000. At this stage of the proceedings, Harbor Mid Cap Value Fund is not able to make a reliable prediction as to the outcome of these lawsuits or the effect, if any, on the Fund's net asset value.

2.	Lyondell Chemical Company
In October 2011, Harbor Capital received subpoenas in connection with two cases: Weisfelner, as Trustee of the LB Creditor Trust v. Fund 1 ("In re Lyondell Co."),
(the "Creditor Trust action") and Weisfelner, as Trustee of the LB Litigation trust v. A. Holmes & H. Holmes TTEE
("In re Lyondell Co."), (the "Litigation Trust action"). Both cases are related to the bankruptcy of Lyondell Chemical Company ("Lyondell"), shares of which were previously owned by Harbor Mid Cap Value Fund.

Similar to the claims made in the Tribune matter, the Creditor Trust action and Litigation Trust action seek to have set aside and recovered as fraudulent transfers from former Lyondell shareholders the consideration paid to them pursuant to the cash out merger of Lyondell shareholders in connection with the combination of Lyondell and Basell
AF in 2007. Lyondell filed for bankruptcy in 2008. The Litigation Trust action names a class of defendants of all persons or entities that received proceeds from the Lyondell merger transaction, and the Creditor Trust action names hundreds of anonymously identified defendants. Because
Harbor Mid Cap Value Fund was a beneficial owner of Lyondell stock and received proceeds from the Lyondell merger transaction, it is possible that Harbor Mid Cap Value Fund will be identified as a defendant or is already captured within the definition of the putative class in the Litigation Trust action and may also be one of the anonymously identified defendants in the Creditor Trust action.

Motions to dismiss are currently pending in the Creditor
Trust action and the Litigation Trust action. On December
19, 2011, the plaintiff in the Creditor Trust action filed a Second Amended Complaint that added new defendants.

Also on December 19, 2011, the Trustee of the LB Creditor Trust filed a complaint in Weisfelner, as Trustee of the LB Creditor Trust v. Reichman, (the "Reichman action"). This action arises out of the same facts and circumstances alleged in the Creditor Trust and Litigation Trust actions, and names a defendant class of all persons or entities who, directly, or indirectly through one or more mediate transferors, received Shareholder Payments. The class excludes the named defendants in the Creditor Trust action and certain other entities. Although this action does not name Harbor entities as defendants, it is possible that Harbor Mid Cap Value Fund will be identified as a defendant or is already captured within the definition of the putative class because Harbor Mid Cap Value Fund was a beneficial owner of Lyondell stock and received proceeds from the Lyondell merger transaction. On April 25, 2012, the Reichman action was removed from New York state court to the United States District Court for the Southern District of New York. The following day the case was referred to the United States Bankruptcy Court for the Southern District of New York.

None of these lawsuits allege any wrongdoing on the part of Harbor Mid Cap Value Fund. Harbor Mid Cap Value Fund received approximately $1,439 in cash proceeds from the cash out merger. Harbor Mid Cap Value Fund's cost basis in the shares of Lyondell was approximately $931.
At this stage of the proceedings, Harbor Mid Cap Value
Fund is not able to make a reliable prediction as to the outcome of these lawsuits or the effect, if any, on the Fund's net asset value.